

U.S. Securities and Exchange Commission

Division of Investment Management

March 6, 2024

VIA E-mail

Timothy J. Moon, Esq.
Katherine Z. Solomon, Esq.
Joshua R. Diggs, Esq.
Capital Group Companies
6455 Irvine Center Drive
Irvine, California 92618

Re: **Capital Group New Geography Equity ETF** ("New Geography Equity")
Initial Registration Statement on Form N-1A
File Nos. 333-276931, 811-23936

Capital Group International Core Equity ETF ("International Core Equity")
Initial Registration Statement on Form N-1A
File Nos. 333-276930, 811-23935

Capital Group Global Equity ETF ("Global Equity")
Initial Registration Statement on Form N-1A
File Nos. 333-276927, 811-23934

Capital Group Conservative Equity ETF ("Conservative Equity")
Initial Registration Statement on Form N-1A
File Nos. 333-276928, 811-23933

Dear Messrs. Diggs, Moon and Solomon:

On February 7, 2024 you filed four separate registration statements on Form N-1A on behalf of the Capital Group New Geography Equity ETF, the Capital Group International Core Equity ETF, the Capital Group Global Equity ETF, and the Capital Group Conservative Equity ETF, respectively (the "Funds"). We have reviewed the registration statements and have provided our comments below. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

General

1.   We note that the registration statements are missing information and exhibits and contain bracketed disclosures. We may have comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

2.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statements.

3.   Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in all four registration statements.

Capital Group New Geography Equity ETF

Principal Investment Strategies, Page 2

4.   The first sentence of the first paragraph discloses that "The fund invests primarily in common stocks of companies with significant exposure to countries with *developing economies and/or markets* [emphasis added]. The securities markets of these countries may be referred to as *emerging markets*. [emphasis added]."

   a.   Please clarify the disclosure to explain what countries or markets would be considered "developing."

   b.   Please supplementally explain to the Staff the inclusion of both "markets" and "economies." Please clarify the distinction in the disclosure.

   c.   Please clarify if there is a difference between "developing economies and/or markets" and "qualified countries."

   d.   While the Staff notes the disclosure within the first paragraph that "securities markets in [developing] countries may be referred to as emerging markets," please supplementally explain the use of the term, "developing economies and/or markets" as opposed to "emerging markets.".

   e.   Please clarify the extent to which the New Geography Equity intends to invest in US issuers that would qualify as eligible for inclusion in the New Geography Equity's portfolio.

5.   Within the third sentence of the first paragraph, New Geography Equity discloses that it will consider any company for investment regardless of where it domiciled if "a significant

portion of the company's assets or revenues (*generally* [emphasis added] 20% or more) is attributable to developing countries." Please explain the use of the qualifier, "generally".

6. The first sentence of the second paragraph discloses that New Geography Equity invests at least 30% of its assets in equity securities of issuers domiciled in qualified countries that have developing economies. Furthermore, the third paragraph, states that, "In determining whether a country is qualified, the fund's investment adviser *considers such factors as* [emphasis added] the country's per capita gross domestic product, the percentage of the country's economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. The fund's investment adviser maintains a list of qualified countries and securities in which the fund may invest."

    a. Please disclose all factors the adviser considers in determining what constitutes a qualifying country.

    b. Please disclose which countries the adviser considers "qualifying."

    c. The Staff notes that New Geography Equity lists some of the countries it will invest in within the Statutory Prospectus. Please include a list of all countries New Geography Equity will invest in within the Summary Strategy section.

7. The second sentence of the second paragraph discloses that "The fund may also, to a limited extent, invest in securities of issuers domiciled in nonqualified developing countries." Please explain supplementally the use of the qualifier "to a limited extent." Please disclose the specific risks associated with investing in issuers domiciled in such "non-qualifying developing countries" if such investments will be part of the fund's principal investment strategies.

8. Please consider redrafting the order of disclosure in the Summary Strategy Section to disclose 1) the 80% test in equities, 2) New Geography Equity's principal exposure to issuers with significant exposure to developing countries, 3) the 30% investment in issuers domiciled in qualifying countries, 4) and the limited exposure to issuers in non-qualifying countries

9. The fourth paragraph discloses that, "The investment adviser uses a system of multiple portfolio managers in managing assets. Under this approach, a portfolio is divided into segments managed by individual managers. For more information regarding the investment process of the fund, see the 'Management and organization' section of this prospectus." Please note that Item 4 of Form N-1A should summarize how a fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies. Accordingly, please identify the various segments of the strategy, and explain how each will be managed. Please apply this comment to across the Funds.

10. Please disclose if New Geography Equity will have a focus on any particular region or country of the world (e.g. China). If so, please also add corresponding risk disclosure as appropriate. Please apply this comment across the Funds.

11. Please disclose if the New Geography Equity will have a focus on any particular industry. If so, please also add corresponding risk disclosure as appropriate. Please apply this comment across the Funds.

12. Please revise the 80% test for purposes of rule 35d-1 to clarify that it is on net assets, *plus any borrowings for investment purposes*. Please apply this comment across the Funds within Item 4 of the summary prospectus.

Principal Risks, Page 2-3

13. The section includes disclosure for the risks associated with investments in small companies. Please include strategy disclosure that discusses the fund's proposed investments in small companies. Also, please explain what the adviser would consider "small companies" in the context of the fund's proposed strategy to invest in issuers from developing countries. Are there minimum capitalization thresholds for issuers to be included in the fund's portfolio?

14. Please disclose that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF's shares and the underlying value of those shares. Please apply this comment across the Funds.

15. Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares. Please apply this comment across the Funds.

16. Please consider grouping risks pertaining to the operation of ETFs together. Furthermore, the Staff notes that the Authorized Participant concentration risk contains capitalized terms that are undefined. Please explain the capitalized terms within the risk disclosure.

Capital Group International Core Equity ETF

Principal Investment Strategies, Page 2

17. The first sentence of the first paragraph discloses that "The fund invests primarily in stocks of *larger, well-established* [emphasis added] companies…" Please clarify the disclosure to explain what types of issuers would be considered "larger" and "well-established."

18. The second sentence of the first paragraph discloses that "Under normal market conditions, the fund will invest at least 80% of its net assets in common stocks and other *equity-type securities* [emphasis added]. Please disclose what type of instruments are contemplated by "other equity-type securities". Please also include corresponding risk disclosure for such investment types to the extent those securities are part of the principal strategy.

19. The third sentence of the first paragraph states that "Although the fund may invest up to 20% of its assets in the United States, the fund currently intends to invest at least 90% of its assets in issuers whose securities are listed primarily on exchanges outside the United States, cash, cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers."

    a. Please redraft this sentence for grammatical and plain English purposes.

    b. Please explain what types of securities are contemplated by "securities held as collateral issued by U.S. issuers."

20. The last sentence of the first paragraph discloses that "The fund therefore expects to be invested in *numerous* [emphasis added] countries outside the United States." Please revise to include a numerical range for the number of countries that International Core Equity expects to invest in.

Capital Group Global Equity ETF

Principal Investment Strategies, Page 2

21. The second sentence of the first paragraph discloses that "Under normal market conditions, the fund will invest at least 80% of its net assets in common stocks and other *equity-type securities* [emphasis added]." Please disclose what type of instruments are contemplated by "other equity-type securities." Please also include corresponding risk disclosure for such investment types to the extent those securities are part of the principal strategy.

22. Please clarify the disclosure to explain how the adviser determines that particular issuers is a non-US issuer.

23. The last sentence of the first paragraph discloses that "The fund may invest up to 10% of its net assets in emerging markets." Please include corresponding risk disclosure for investments in emerging markets.

24. Please disclose whether the Fund intends to focus on large, mid or small cap issuers. Please also include corresponding risk disclosure, as applicable.

Capital Group Conservative Equity ETF

Principal Investment Strategies, Page 2

25. The second sentence of the first paragraph discloses that "Under normal market conditions, the fund will invest at least 80% of its net assets in common stocks and other *equity-type securities* [emphasis added]." Please disclose what type of instruments are contemplated by "other equity-type securities." Please also include corresponding risk disclosure for such investment types to the extent those securities are part of the principal strategy.

26. In pertinent part, the second paragraph discloses that:

> "The fund's equity investments are limited to securities of companies that are included on an eligible list. Securities are added to, or deleted from, the eligible list *based upon a number of factors, such as* [emphasis added] the fund's investment objectives and policies, whether a company is deemed to be an established company of sufficient quality and a company's dividend payment prospects."

Please disclose all factors the adviser considers in determining which securities belong on the eligible list and how the adviser will be making the relevant determination that a particular issuer meets the criteria (e.g. what constitutes "sufficient quality"?).

27. The last sentence of the second paragraph discloses that, "Although the fund focuses on investments in medium to larger capitalization companies, the fund's investments are not limited to a particular capitalization size." Please include corresponding risk disclosure for investment in small and microcap investments to the extent such investments constitute principal investments.

Principal Risks, Page 2-3

28. The staff notes a discussion of foreign securities in the Market Trading risk disclosure subsection. The staff also notes a discussion of Canadian investments in the strategy section. Please include a discrete discussion detailing the risks of investments in Canadian markets.

Closing

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (617)573-4521.

Sincerely,

/s/ Timothy Worthington

Timothy Worthington

cc: Asen Parachkevov, Branch Chief
        Michael Spratt, Assistant Director